BONANZA CREEK ENERGY, INC.

410 17th Street, Suite 1500

Denver, Colorado 80202

December 13, 2011

VIA EDGAR AND FAX (202) 772-9220

Mr. Norman von Holtzendorff

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bonanza Creek Energy, Inc.
Request for Acceleration of Effectiveness of Registration Statement on Form S-1
File No. 333-174765

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bonanza Creek Energy, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, December 14, 2011, or as soon thereafter as practicable.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling Dallas Parker at (713) 238-2700.

The Company acknowledges, with respect to the above-referenced Registration Statement, that:

•                  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

BONANZA CREEK ENERGY, INC.

By:	/s/ Michael R. Starzer
Name:	Michael R. Starzer
Title:	President and Chief Executive Officer